Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of the Company

Hut 8 Mining Corp. (the "Company")
130 King Street West, Suite 1800
Toronto, Ontario
M5X 2A2

Item 2	Dates of Material Change

June 11, 2021 and June 15, 2021

Item 3	News Release

News releases with respect to the material change referred to in this Material Change Report was disseminated by the Company through newswire on June 11, 2021 and June 15, 2021, and subsequently filed under the Company's profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Item 4	Summary of Material Change

On June 11, 2021, the Company announced that it has entered into an agreement with a syndicate of underwriters in respect of a bought deal public offering (the "Offering") of units of the Company (the “Units”), for aggregate gross proceeds of approximately C$100,000,000, and further, announced that the common shares of the Company ("the "Common Shares") are expected to begin trading on the Nasdaq Global Select Market ("Nasdaq") on or about June 15, 2021, under the symbol "HUT". Each Unit sold under the Offering is comprised of one Common Share, and one-half of one Common Share purchase warrant of the Company (each whole warrant, a "Warrant"), with each Warrant entitling the holder thereof to acquire one additional Common Share (a "Warrant Share") at an exercise price of C$6.25 per Warrant Share at any time up to 24 months from the closing date of the Offering.

Subsequently, on June 15, 2021, the Company announced the closing of the Offering, pursuant to which the Company issued an aggregate of 23,000,000 Units at a price of C$5.00 per Unit for gross proceeds to the Company of C$115,000,000, which included 3,000,000 Units issued with the full exercise of the over-allotment option granted to the underwriters. The Company also announced that the trading of the Common Shares on Nasdaq on June 15, 2021 under the symbol "HUT".

Item 5	Full Description of Material Change

For a full description of the material change, please see the news releases attached hereto as Schedule “A” and Schedule “B” hereto, which news releases (together with the forward-looking information disclaimers therein) form an integral part of this material change report.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The following senior officer of the Company is knowledgeable about the material change and this material change report, and may be contacted as follows:

Jaime Leverton, Chief Executive Officer
Telephone: (647) 521-7433
Email: info@hut8mining.com

Item 9	Date of Report

June 17, 2021.

SCHEDULE "A"

(see attached)

HUT 8 MINING ANNOUNCES ANTICIPATED NASDAQ LISTING DATE AND CAD$100 MILLION BOUGHT DEAL UNIT OFFERING

TORONTO, CANADA June 11, 2021 – Hut 8 Mining Corp. (TSX: HUT) ("Hut 8" or the "Company") announced today that it has entered into an agreement with Canaccord Genuity Corp. ("Canaccord") as lead underwriter, on behalf of itself and a syndicate of underwriters (collectively with Canaccord, the "Underwriters") under which the Underwriters have agreed to purchase an aggregate of 20.0 million units (the "Offered Units") at a price of CAD$5.00 per Offered Unit (the "Issue Price") for aggregate gross proceeds of approximately CAD$100.0 million (the "Offering"). It is expected that trading of the Company’s common shares on The Nasdaq Global Select Market ("Nasdaq") will begin on or about June 15, 2021, the expected closing date of the Offering, under the symbol "HUT".

Each Offered Unit will consist of one common share in the capital of the Company (each a "Common Share") and one-half of one Common Share purchase warrant (each a "Warrant"). Each Warrant is exercisable to acquire one Common Share (a "Warrant Share") at an exercise price of CAD$6.25 per Warrant Share for 24 months after issuance.

In addition, Hut 8 has agreed to grant to the Underwriters an over-allotment option (the "Over-Allotment Option") exercisable, in whole or in part, at the sole discretion of the Underwriters, to purchase up to an additional 3.0 million Offered Units at the Issue Price for a period of up to 30 days after the closing of the Offering, for potential additional gross proceeds to Hut 8 of up to CAD$15.0 million.

The net proceeds of the Offering are anticipated to be used by the Company: (i) to fund expansion of digital mining sites; (ii) to expand the Company's available power capacity; (iii) to fund new commitments to purchase additional digital mining equipment; (iv) to fund potential strategic partnerships, joint ventures or acquisitions; and (v) for general corporate purposes and working capital.

The Offering is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the TSX.

The Offering is being made by way of a preliminary prospectus supplement dated June 11, 2021 (the "Prospectus Supplement") to the Company's existing Canadian short form base shelf prospectus (the "Base Shelf Prospectus") and related United States registration statement on Form F-10 (SEC File No. 333- 254059) (the "Registration Statement"). The Prospectus Supplement has been filed with the securities commissions in each of the provinces and Territories of Canada as well as the United States Securities and Exchange Commission (the “SEC”). The Canadian Prospectus Supplement (together with the related Canadian Base Shelf Prospectus) is available on SEDAR at www.sedar.com. The United States Prospectus Supplement (together with the United States Base Shelf Prospectus and the Registration Statement) is available on the SEC’s website at www.sec.gov. Alternatively, the Prospectus Supplement may be obtained upon request by contacting the Corporate Secretary of the Company at 130 King Street West, Suite 1800, Toronto, Ontario, M5X 2A2 or Canaccord Genuity LLC, Attention: Syndicate Department, 99 High Street, 12th Floor, Boston, MA 021990, by email at prospectus@cgf.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon by the accuracy or adequacy of the Prospectus Supplement, the Base Shelf Prospectus or the Registration Statement.

About Hut 8 Mining Corp.

Hut 8 is one of North America's oldest, largest and innovation- focused bitcoin miners. Hut 8 has one of the highest installed capacity rates in the industry and is #1 globally in held, self-mined Bitcoin of any crypto miner or publicly traded company. Recently ranked 11th (of 10,000) on the 2021 OTCQX® Best 50, and the first publicly traded miner on the TSX, the Hut 8 leadership team is continually looking for ways to accelerate innovation in high performance computing and the blockchain ecosystem. We are stewards of powerful, industry-leading solutions, and drivers of innovation in digital asset mining and high-performance computing. Hut 8 applies a growth mindset to our revenue diversification, ESG and carbon footprint reduction strategy. We are a company committed to growing shareholder value regardless of #BTC market direction. #HodltheHut.

Cautionary Statement Regarding Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and United States securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, statements with respect to, the use of proceeds from the Offering, the closing of the Offering, the expected timing of the listing of the Common Shares on the Nasdaq and the ability to obtain the necessary regulatory approvals.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the "Risk Factors" section of the Company's Prospectus Supplement. These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

For further information: Media Contact: Hut 8, Dea Masotti Payne, T. 204-583-1695, E. dea.masottipayne@northstrategic.com

CO: Hut 8 Mining Corp
www.hut8mining.com

SCHEDULE "B"

(see attached)

HUT 8 MINING ANNOUNCES CLOSING OF PREVIOUSLY ANNOUNCED BOUGHT DEAL PUBLIC OFFERING AND LISTING OF COMMON SHARES ON NASDAQ

TORONTO, ON – June 15, 2021 - Hut 8 Mining Corp. (TSX: HUT) (the "Company") is pleased to announce that it has closed its previously announced bought deal public offering (the "Offering"), pursuant to which the Company issued an aggregate of 23,000,000 units of the Company (the "Units") at a price of C$5.00 per Unit for gross proceeds to the Company of C$115,000,000.00 (the "Offering"), which includes 3,000,000 Units issued with the full exercise of the over-allotment option granted to the Underwriters (as defined below).

The Company is also pleased to announce that trading of the Company’s common shares on The Nasdaq Global Select Market ("Nasdaq") is expected to begin later today under the symbol "HUT".

The Offering was led by Canaccord Genuity, as sole bookrunner, and Stifel GMP acting as co-lead underwriters, together with a syndicate of underwriters including Craig-Hallum Capital Group LLC (collectively, the "Underwriters").

Each Unit is comprised of one common share of the Company (a "Common Share") and one-half of one Common Share purchase warrant of the Company (each whole warrant, a "Warrant"). Each Warrant entitles the holder thereof to acquire one additional Common Share (a "Warrant Share") at an exercise price of C$6.25 per Warrant Share at any time up to 24 months from the closing date of the Offering.

The Company intends to use the net proceeds from the Offering to support the growth of its business, as further described in the Prospectus Supplement (as defined below).

The Offering was made pursuant to a prospectus supplement dated June 11, 2021 (the "Prospectus Supplement") to the Company's short form base shelf prospectus dated April 7, 2021 (the "Base Shelf Prospectus"), filed with the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada. In addition, the Prospectus Supplement was filed with the United States Securities and Exchange Commission (the "SEC") as a supplement to the Company’s registration statement on Form F-10 (SEC File No. 333-254059) (the "Registration Statement") under the United States/Canada Multi-Jurisdictional Disclosure System, which includes the Base Shelf Prospectus. The Prospectus Supplement, the Base Shelf Prospectus, and the Registration Statement contain important detailed information about the Company and the Offering.

Copies of the Prospectus Supplement and the Base Shelf Prospectus are available on SEDAR under the Company's profile, at www.sedar.com, and copies of the Prospectus Supplement and the Registration Statement are available on EDGAR on the SEC’s website under the Company's profile at www.sec.gov. Copies of the Prospectus Supplement, the Base Shelf Prospectus and the Registration Statement may also be obtained in Canada from Canaccord Genuity Corp., 161 Bay Street, Suite 3000, Toronto, ON M5J 2S1 and in the United States from Canaccord Genuity LLC, 99 High Street, Suite 1200, Boston, Massachusetts 02110, Attn: Syndicate Department, by telephone at (617) 371-3900, or by email at prospectus@canaccordgenuity.com.

No securities regulatory authority has either approved or disapproved of the contents of this press release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer to sell or the solicitation of an offer to buy the securities in the United States or in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification or registration under the securities laws of such jurisdiction

About Hut 8 Mining Corp.

Hut 8 is one of North America’s oldest, largest and innovation-focused digital asset miners. Hut 8 has one of the highest installed capacity rates in the industry and is #1 globally in held, self-mined Bitcoin of any crypto miner or publicly traded company. Recently ranked 11th (of 10,000) on the 2021 OTCQX® Best 50, and the first publicly traded miner on the TSX, the Hut 8 leadership team is continually looking for ways to accelerate innovation in high performance computing, and the blockchain ecosystem. We are stewards of powerful, industry-leading solutions, and drivers of innovation in digital asset mining and high-performance computing. – Hut 8 applies a growth mindset to our revenue diversification, ESG and carbon footprint reduction strategy. We are a company committed to growing shareholder value regardless of #BTC market direction. #HodltheHut.

Cautionary Note Regarding Forward-Looking Information

This press release includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward-looking information"). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and includes, among others, information regarding the expected commencement of trading of the Company’s common shares on Nasdaq and the intended use of proceeds from the Offering.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the "Risk Factors" section of the Company's Prospectus Supplement. These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information: Media Contact: Hut 8, Dea Masotti Payne, T. 204-583-1695, E. dea.masottipayne@northstrategic.com

CO: Hut 8 Mining Corp
www.hut8mining.com